

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2012

<u>Via E-mail</u>
Mr. James M. Lindstrom
Chief Executive Officer
Integrated Electrical Services, Inc.
4801 Woodway Drive
Suite 200-E
 Houston, Texas 77056

> **RE: Integrated Electrical Services, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2011**
> **Filed December 20, 2011**
> **File No. 001-13783**

Dear Mr. James M. Lindstrom:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by providing the requested disclosure in an amendment to your Form 10-K and by providing the requested information, or by advising us when you will provide the requested amendment and response. If you do not believe our comments apply to your facts and circumstances or do not believe it is appropriate to include the requested disclosure in your forthcoming amendment, please tell us why in your response.

 After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended September 30, 2011</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18</u>

1. Please provide a more detailed analysis of the factors that impact your operations, including a complete discussion of known trends or anticipated trends that may continue to have an impact on sales, profit margins, selling, general and administrative expenses, etc. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. We also noted the following issues with regard to your discussion:

- Provide more detail of the underlying reasons for the increase in data center projects. Explain what you mean by "national account activity" and how it has resulted in more business. Quantify the amounts.
- You do not appear to discuss the eastern region elsewhere in the filing. Please provide an overall discussion of regions in this segment, as appropriate, and explain the significance of your eastern region and the underlying reasons for the decrease in eastern region revenues. Explain the reasons for the decrease in gross profit in the eastern region, including discussion of underlying causes of lower margins on contracts, discussion of changes in the types of contracts, changes in margins on existing contracts or other appropriate analysis.
- Clarify the reasons for the apparent $3.1 million increase in revenues in the Residential segment, excluding the effects of the sale of the facility in February 2011. Quantify and explain the underlying reasons behind both the increase in multi-family revenues and decrease in single-family revenues.
- Explain the underlying reasons and quantify the impact of the components of the increase in revenue in your Commercial and Industrial segment. Address offsetting impacts separately.
- Explain how commodity prices contributed to the decline in Residential's gross margin. Provide a robust discussion and analysis of changes in commodity prices during the periods, as well as trends expected to impact future operations.
- Quantify and discuss the underlying reasons behind the lower margin construction projects and other factors contributing to the drop in Commercial & Industrial's gross profit.
- Commercial and Industrial revenues dropped 38% from 2009 to 2010. Your current disclosure provides a brief explanation and does not quantify and analyze specific underlying factors for this significant change.

These are examples and not meant to be an all inclusive list. Please revise your discussion of the results of operations for the periods presented in your forthcoming amendment. Refer to Section 501.4 of the Financial Reporting Codification and SEC Release 33-8350.

Restructuring Charges, page 24

2. In your forthcoming amendment, please expand your discussion of your restructuring plans to comply with SAB Topic 5.P.4., including quantification and analysis of the expected effects on future earnings and cash flows from the anticipated cost savings, as well as offsetting reductions in revenues or increases in other expenses. Expand Note 4 to the financial statements to include the disclosure by reportable segment required by paragraph 50-1(d) of ASC 420-10-50.

Controls and Procedures, page 74

3. We note that you concluded that your Internal Controls over Financial Reporting was not effective during the year ended September 30, 2011. Please tell us how you concluded that your disclosure controls procedures were effective for the same period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief